EXHIBIT (A)(5)(C)

Dixon Ticonderoga Company

195 International Parkway
Heathrow, FL 32746

January 7, 2005

Dear Stockholder:

      On December 16, 2004, Dixon Ticonderoga Company entered into a Merger Agreement with Fila-Fabbrica Italiana Lapis ed Affini S.p.A., an Italian corporation, and its wholly-owned subsidiary, Pencil Acquisition Corp., to purchase all of the issued and outstanding common stock of Dixon for $7.00 net per share in cash. Pencil Acquisition Corp. has commenced a tender offer for all of Dixon’s outstanding shares today. Following the tender offer, Pencil Acquisition Corp. will merge into Dixon, and all shares not purchased in the tender offer (other than shares owned by Dixon stockholders that have perfected their dissenters’ rights under the General Corporation Law of the State of Delaware, to the extent such rights become available) will be converted into the right to receive $7.00 per share in cash.

      Also, on December 16, 2004, Pencil Acquisition Corp. entered into a Stock Purchase Agreement with holders of approximately 28% of the outstanding shares under which the stockholders have agreed, among other things, agreed to sell their shares to Pencil Acquisition Corp. or, at Pencil Acquisition Corp.’s request, to tender their shares in the tender offer.

      The Board of Directors of Dixon unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are fair to and in the best interests of Dixon and its stockholders, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, (3) recommended that the stockholders of Dixon accept the offer and tender their shares of Dixon common stock to Pencil Acquisition Corp. pursuant to the tender offer; and (4) recommended that the stockholders of Dixon vote to approve and adopt the Merger Agreement and the merger.

      In arriving at its recommendation, the Board of Directors of Dixon gave careful consideration to a number of factors, including the material factors set forth in Dixon’s Solicitation/ Recommendation Statement on Schedule 14D-9, which is enclosed with this letter.

      Also enclosed is a copy of Fila’s offer to purchase and related materials, including a letter of transmittal for use in tendering shares. Those documents set forth the terms and conditions of the tender offer.

      We urge you to read the entire Solicitation/ Recommendation Statement on Schedule 14D-9 and the other enclosed materials and consider them carefully before deciding whether to tender your shares.

Sincerely,

Gino N. Pala	Richard F. Joyce
Co-Chief Executive Officer	Co-Chief Executive Officer